

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Venkat Nallapati
Chief Executive Officer
AdeptPros Inc.
14301 87th Street, Suite 110
Scottsdale, AZ 85260

      Re: AdeptPros Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              File No. 333-195995
              Filed June 3, 2015

Dear Mr. Nallapati:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to the letter dated May 8, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 15

1.   We note that the selling shareholder table appears to list Joseph Townsend's 200,000 shares twice and the total number of shares held by selling shareholders totals 50,200,000, not the 50,000,000 disclosed on page 16. Please revise as appropriate.

Consolidated Statements of Operations, page F-2

2.   We have reviewed your response to prior comment 3. In your consolidated statements of operations, please expand your net income line item to indicate that this also includes a net loss.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.   Your response to prior comment 2 did not completely address our comment. We note your disclosure on page 23, that you currently provide or did provide support for customer owned applications, in addition to your company owned applications. It does not appear that you have provided your analysis that supports how you met each of the conditions in FASB ASC 985-605-25-71 regarding PCS. Your analysis should also consider FASB ASC 985-605-25-72 and 25-73. Please advise.

Exhibits

4.   Exhibits 10.5, 10.6 and 10.7 are filed in an improper electronic format. Please revise to file these exhibits in a text-searchable format that is in compliance with Item 301 of Regulation S-T. Please refer to Section 2.1 of Volume II of the EDGAR Filer Manual for further guidance, which specifies the EDGAR system accepts only the ASCII, HTML, or XML for primary documents. An unofficial copy may accompany your primary document in the PDF format, but you may not exclusively file exhibits in this electronic format.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551- 3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Attorney-Advisor

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC